January 4, 2023


ATTN: Division of Corporation Finance Office of Trade & Services
c/o Nicholas Lamparski
c/o Mara Ransom

Re: Decentralized Crypto Financial Inc.
       Amendment No. 6 to Offering Statement on Form 1-A
       Filed January 4, 2023
       File No. 024-11353


We have reviewed your sixth official comment letter with respect to our amended offering statement. Please note that we have submitted a sixth Form 1-A as well as our amended offering circular and necessary exhibits via the EDGAR database. It is our hope that our changes and explanations fully satisfy and incorporate your comments and concerns. Below you will find your suggested amendments from your most recent comment letter, with our responses keyed to those comments. In many of our responses, we are directing you to specific locations in our amended offering circular where you will be able to find our changes or amendments. We have also provided you, when applicable, the amended language now contained in the offering circular. We appreciate your helpful and insightful review. We request your favorable consideration of our adjustments.



Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page i
1. Please ensure that revisions made to Part II and III of the offering circular are also reflected in Part I of the offering circular. As one example only, your revisions should include updating the tabular disclosure on your cover page such as the "Number of securities offered" line item in Item 4 of Part I of the offering circular.

DeCryptoFi Response: We have updated Item 4 & 6 of Part 1.
The company plans to Offer 50,000,000 shares in this offering;
300,000,000 shares issued previous to this Offering; 150,000,000 treasury shares; and 500,000,000 Shares outstanding.




Risk Factors
Risks Related to Regulations, page 12
2. We note your response to comment 3 and reissue in part. Please also include disclosure indicating to investors which state is being used as the exclusive forum.

DeCryptoFi Response: The following language has been added from the State of Delaware, Court of Chancery to Risks Related to Regulations.
Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director or officer or other employee of the Company to the Company or the Companys stockholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or these By-Laws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine shall be the Delaware Court of Chancery (or if the Delaware Court of Chancery does not have subject matter jurisdiction, a state court located within the State of Delaware or, if no state court located within the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware).

And the following disclosure
For non-Delaware residents, this may cause similar increased costs as outlined in section 10 of Risks to this offering.



Exhibit 1.7 - Consent of Independent Auditors
3. We note your response to comment 5 and reissue our comment. Please have your auditor revise their consent to reference the correct dates for the audit report and the financial statements included in your offering statement.

DeCryptoFi Response: The Audit Reports have been separated out, the previously submitted auditor consent matches the separated audits.



General
4. We note your response and related changes to comment 6. We note there are no longer financial statements for the two most recently completed fiscal years. Please revise to include financial statements for the two most recently completed fiscal years in compliance with Part F/S, (c)(1) and (b)(3) and (b)(4) of Form 1-A. In addition, ensure to keep the financial statements for the current and the corresponding preceding interim period in compliance with Part F/S, (c)(1) and (b)(5)(i) of Form 1-A.

DeCryptoFi Response: We have separated out the audited financials for year-end 2020 and 2021, and the period ending September 30, 2022. This should fix the issue.



5. We note your response and related revisions to comment 7 and reissue our comment. Please have your auditors revise their audit report to update the financial statements covered by the report.

DeCryptoFi Response: By separating out the audit reports the financial statements covered by each report are now reflected more clearly.